Subject to Completion

Preliminary Pricing Supplement dated July 3, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Barrier Notes

Linked to the S&P 500® Index

due August     , 2009

(the “Notes”)

$10.00 principal amount per unit

The Notes:

•

The Notes are designed for investors who believe that the closing levels of the S&P 500 Index (index symbol “SPX”) (the “Index”) will remain within the range described below on each Index business day during the valuation period. The valuation period is the period from, but not including, the pricing date to, and including, the valuation date shortly prior to the maturity date of the Notes.

•	The range will be:

•	greater than or equal to a value between 82.0% and 86.0% of the closing level of the Index on the pricing date, and

•	less than or equal to a value between 114.0% and 118.0% of the closing level of the Index on the pricing date.

•	The actual range will be determined on the pricing date and set forth in the final pricing supplement made available in connection with sales of the Notes.

•	100% principal protection on the maturity date.

•	There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No. .

•	The settlement date for the Notes is expected to be August , 2008.

Payment on the maturity date:

•

The amount you receive on the maturity date per unit will be based on whether the closing levels of the Index remain within the prescribed range on each Index business day during the valuation period. If the closing level of the Index:

•	is outside the prescribed range on any Index business day during the valuation period, you will receive the $10.00 principal amount per unit; or

•	remains within the prescribed range on each Index business day during the valuation period, you will receive the $10.00 principal amount per unit plus a contingent supplemental payment equal to $1.00.

•

These Notes are subject to a “knock-out” feature, meaning that no contingent supplemental payment will be paid at maturity if the closing level of the Index is outside the range described above on any Index business day during the period from, but not including, the pricing date to, and including, the valuation date.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-8 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$0.10	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is July     , 2008.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

Page

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-12
THE INDEX	PS-17
UNITED STATES FEDERAL INCOME TAXATION	PS-22
ERISA CONSIDERATIONS	PS-25
USE OF PROCEEDS AND HEDGING	PS-26
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-26
EXPERTS	PS-26
INDEX OF CERTAIN DEFINED TERMS	PS-27

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Barrier Notes Linked to the S&P 500® Index due August     , 2009 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the S&P 500® Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in August 2009. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may occur in July or August 2008, the settlement date may occur in July or August 2008 and the maturity date may occur in July or August 2009. Any reference in this pricing supplement to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

We cannot redeem the Notes at an earlier date. We will not make any payment on the Notes until the maturity date.

Each unit will represent a single Note with a $10.00 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”), and is intended to provide an indication of the pattern of common stock price movement in the United States. The value of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of May 31, 2008, 423 companies, or 84.1% of the market capitalization of the Index, traded on the New York Stock Exchange (“NYSE”); 77 companies, or 15.9% of the market capitalization of the Index traded on The Nasdaq Stock Market (“Nasdaq”); and no companies traded on the American Stock Exchange (“AMEX”). Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. For more information on the Index, please see the section entitled “The Index” in this pricing supplement.

An investment in the Notes does not entitle you to any dividends, voting rights, or any other ownership interest in the stocks of the companies included in the Index.

How has the Index performed historically?

We have included a table and a graph showing the historical month-end closing levels of the Index from January 2003 through June 2008 as well as a table and graph showing the highest and lowest closing levels during each month from January 2003 to June 2008 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. Current data indicates that the closing level of the Index was outside of the narrowest expected Range (14.0% above and below the Starting Value, the narrowest range of the expected Range of 14.0% to 18.0% above and below the Starting Value) on at least one Index Business Day in 30.22% of all the 12-month periods ending on each Index Business Day between January 2, 2003 and June 30, 2008. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future. In deciding whether to invest in the Notes, you should consider whether you think the Index will remain within the Range during the Valuation Period.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” you will be entitled to receive on the maturity date will equal the $10.00 principal amount per unit plus the “Contingent Supplemental Payment”, if any.

Contingent Supplemental Payment

If the closing level of the Index is outside of the Range on any Index Business Day during the Valuation Period, you will receive $10.00 per unit but no Contingent Supplemental Payment on the maturity date.

If the closing level of the Index is within the Range on each Index Business Day during the Valuation Period, the “Contingent Supplemental Payment” per unit to which you will be entitled will equal $1.00.

In no event will you receive less than the $10.00 principal amount per unit.

The “Range” means the range of the level of the Index that is:

(i)	greater than or equal to a value between 82.0% and 86.0% of the Starting Value; and

(ii)	less than or equal to a value between 114.0% and 118.0% of the Starting Value.

The actual Range will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Starting Value” will equal the closing level of the Index on the Pricing Date. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Valuation Date” will be the fifth scheduled Index Business Day prior to the maturity date of the Notes provided that, if a Market Disruption Event (as defined below) occurs or is continuing on that date, then the closing level of the Index on the Valuation Date will equal the closing level of the Index on the next scheduled Index Business Day prior to the maturity date on which a Market Disruption Event has not occurred. If a Market Disruption Event occurs or is continuing on the second scheduled Index Business Day preceding the maturity date, then the closing level of the Index will be determined by the Calculation Agent (or, if not determinable, estimated by the Calculation Agent) in a manner which is considered commercially reasonable under the circumstances.

The “Valuation Period” will be a period that includes each Index Business Day starting on the first Index Business Day after the Pricing Date to and including the Valuation Date. If a Market Disruption Event occurs or is continuing on any scheduled Index Business Day during the Valuation Period, such day will not be considered within the Valuation Period for purposes of determining whether the closing level of the Index remains within the Range.

An “Index Business Day” means a day on which the NYSE, the AMEX and the Nasdaq are open for trading and the Index or any successor index is calculated and published.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, are willing to accept a return that will not exceed $11.00 per unit and are willing to receive only the repayment of the principal amount of the Notes with no additional return if the closing level of the Index does not remain within the Range on each Index Business Day during the Valuation Period.

Examples

Set forth below are four examples of Redemption Amount calculations per $10.00 principal amount per unit of the Notes, assuming (1) a hypothetical Starting Value of 1,280.00, the closing level of the Index on June 30, 2008; (2) a hypothetical Range in which the level of the Index is greater than or equal to 1,075.20, or 84.0% of the Starting Value and less than or equal to 1,484.80, or 116.0% of the Starting Value, the midpoints of the expected Range of 82.0% to 86.0% and 114.0% to 118.0%, respectively; and (3) a hypothetical term of July 1, 2008 to July 1, 2009, a term expected to be similar to that of the Notes.

Example 1—The closing level of the Index has remained within the Range on each Index Business Day during the Valuation Period and the highest closing level of the Index during the Valuation Period was 1,484.80, or 116.0% of the Starting Value:

Contingent Supplemental Payment = $1.00
Redemption Amount (per unit) = $10.00 + $1.00 = $11.00	(a total rate of return of 10% on the Notes)

Example 2—The closing level of the Index has remained within the Range on each Index Business Day during the Valuation Period and the lowest closing level of the Index during the Valuation Period was 1,075.20, or 84.0% of the Starting Value:

Contingent Supplemental Payment = $1.00
Redemption Amount (per unit) = $10.00 + $1.00 = $11.00	(a total rate of return of 10% on the Notes)

Example 3—On a specific Index Business Day prior to the Valuation Date, the Index closed at 1,516.80, or 118.5% of the Starting Value, but on the hypothetical Valuation Date, the Index closed at 1,484.80, or 116.0% of the Starting Value. Although the closing level of the Index was within the Range on the Valuation Date, the closing level of the Index did not remain within the Range on every Index Business Day:

Contingent Supplemental Payment = $0.00
Redemption Amount (per unit) = $10.00	(No Contingent Supplemental Payment will be paid if the closing level of the Index is outside the Range on any Index Business Day during the Valuation Period)

Example 4—On a specific Index Business Day prior to the Valuation Date, the Index closed at 1,043.20, or 81.5% of the Starting Value, but on the hypothetical Valuation Date, the Index closed at 1,075.20, or 84.0% of the Starting Value. Although the closing level of the Index was within the Range on the Valuation Date, the closing level of the Index did not remain within the Range on every Index Business Day:

Contingent Supplemental Payment = $0.00
Redemption Amount (per unit) = $10.00	(No Contingent Supplemental Payment will be paid if the closing level of the Index is outside the Range on any Index Business Day during the Valuation Period)

What about taxes?

If you use the cash method of accounting for United States federal income tax purposes, the amount payable at maturity with respect to a Note in excess of the principal amount thereof, if any, should generally be includible in income as ordinary interest on the date the amount payable at maturity is received by you.

If you report income for United States federal income tax purposes under the accrual method, you generally should be required to accrue original issue discount on a Note on a straight-line basis unless an election is made by you to accrue the original issue discount under a constant yield method (based on daily compounding). For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, the volatility and the prevailing level of the Index, and whether the Index has been outside the Range during the Valuation Period. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive less than the principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there have been no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction may be lower than the principal amount of the Notes. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

You should review the section entitled “Risk Factors— In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining if the level of the Index has remained within the Range, determining the Starting Value and calculating the Contingent Supplemental Payment, if any (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

If the closing level of the Index remains within the Range on each Index Business Day during the Valuation Period, at maturity you will receive the $10.00 principal amount per unit plus a Contingent Supplemental Payment equal to $1.00. In no case, however, will you receive more than $11.00 per unit of Notes, and your return on the Notes is effectively capped at 10%. Once the closing level of the Index has been outside the Range on any Index Business Day during the Valuation Period, even if the level of the Index later is within the Range, subsequent changes in the level of the Index will have no impact on the amount you receive on the maturity date, which will be only the $10.00 principal amount per unit. We have no control over market fluctuations that affect the level of the Index.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the Index or in the components of the Index, and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to the Index may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Index or the components of the Index from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

There is a significant risk that you will receive no Contingent Supplemental Payment

Historically, the level of the Index has fluctuated significantly and fluctuations in the level of the Index outside of the Range during the Valuation Period will preclude the payment of a Contingent Supplemental Payment at maturity. In examining the 12-month periods (the term of the Notes) ending on each Index Business Day between January 2, 2003 and June 30, 2008, assuming the Range to be 14.0% above and below the Starting Value (the narrowest range of the expected Range of 14.0% to 18.0% above and below the Starting Value) the level of the Index was outside the Range on at least one Index Business Day in 30.22% of such 12-month periods. No Contingent Supplemental Payment will be payable on the Notes if the closing level of the Index is outside the Range on any Index Business Day during the Valuation Period.

Your return is limited and will not reflect the return on a direct investment in the stocks included in the Index

Your return is based solely on whether the closing level of the Index remains within the Range on each Index Business Day during the Valuation Period. If the closing level of the Index remains within the Range on each Index Business Day during the Valuation Period, you will receive a Redemption Amount equal to $11.00 per unit. The Redemption Amount will never exceed $11.00 per unit of the Notes, which will represent an appreciation of 10.0% over the $10.00 original public offering price per unit of the Notes. If the closing level of the Index is outside the Range on any Index Business Day during the Valuation Period, you will only receive the $10.00 principal amount per unit regardless of any other changes in the value of the Index.

In addition, because your return is based solely on whether the closing level of the Index remains within the Range on each Index Business Day during the Valuation Period, your return will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks, if any.

You will not have the right to receive cash dividends or exercise ownership rights with respect to the component stocks included in the Index.

You will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks included in the Index and your return on the Notes will not reflect the return you would realize if you actually owned the component stocks included in the Index and received the dividends paid on those stocks, if any. This is because the Calculation Agent will calculate the amount payable to you on the maturity date by reference to the closing levels of the Index on each Index Business Day during the Valuation Period.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction may be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Standard & Poor’s may adjust the Index in a way that affects its level, and Standard & Poor’s has no obligation to consider your interests

Standard & Poor’s is responsible for calculating and maintaining the Index. Standard & Poor’s can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, Standard & Poor’s may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. Standard & Poor’s has no obligation to consider your interests in calculating or revising the Index.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the level of the Index and whether the closing level of the Index was outside the Range on any Index Business Day during the Valuation Period. In addition, because the payment on the Notes on the maturity date will not exceed an amount of $11.00 per unit, we do not expect that the Notes will trade in the secondary market above that amount.

Changes in the volatility of the Index are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Increased volatility in the Index will increase the risk that the Index will be outside of the Range during the Valuation Period and, as a result, that there will be no Contingent Supplemental Payment. If the volatility of the Index increases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes.    If dividend yields on the stocks included in the Index change, the trading value of the Notes may be adversely affected.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as whether the Index has been outside the Range during the Valuation Period, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Index. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining if the level of the Index has remained within the Range, determining the Starting Value and calculating the Contingent Supplemental Payment, if any. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index” and “Description of the Notes—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Contingent Supplemental Payment, if any, due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York Mellon has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on August     , 2009. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10.00 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund. The Notes are 100% principal protected on the maturity date.

Payment on the Maturity Date

On the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to the Redemption Amount, per unit.

Determination of the Redemption Amount

The “Redemption Amount” to which you will be entitled to receive on the maturity date will equal the $10.00 principal amount per unit plus the “Contingent Supplemental Payment”, per unit, if any.

Contingent Supplemental Payment

(a)	If the closing level of the Index is outside the Range on any Index Business Day during the Valuation Period, you will receive no Contingent Supplemental Payment on the maturity date.

(b)	If the closing level of the Index is within the Range on each Index Business Day during the Valuation Period, the Contingent Supplemental Payment you receive per unit on the maturity date will equal $1.00.

In no event will you receive less than the $10.00 principal amount per unit.

The “Range” will be a range of the level of the Index that is:

(i)	greater than or equal to a value between 82.0% and 86.0% of the Starting Value; and

(ii)	less than or equal to a value between 114.0% and 118.0% of the Starting Value.

The actual Range will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Starting Value” will equal the closing level of the Index on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Valuation Date” will be the fifth scheduled Index Business Day prior to the maturity date of the Notes provided that, if a Market Disruption Event (as defined below) occurs or is continuing on that date, then the closing level of the Index on the Valuation Date will equal the closing level of the Index on the next scheduled Index Business Day prior to the maturity date on which a Market Disruption Event has not occurred. If a Market Disruption Event occurs or is continuing on the second scheduled Index Business Day preceding the maturity date, then the closing level of the Index will be determined by the Calculation Agent (or, if not determinable, estimated by the Calculation Agent) in a manner which is considered commercially reasonable under the circumstances.

The “Valuation Period” will be a period that includes each Index Business Day starting on the first Index Business Day after the Pricing Date to and including the Valuation Date. If a Market Disruption Event occurs or is continuing on any scheduled Index Business Day during the Valuation Period, such day will not be considered within the Valuation Period for purposes of determining whether the closing level of the Index remains within the Range.

An “Index Business Day” means a day on which the NYSE, the AMEX and the Nasdaq are open for trading and the Index or any successor index is calculated and published.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the stocks included in the Index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the stocks included in the Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clauses (A) and (B) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered “material”.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Historical Payments

The following table illustrates, for a hypothetical Starting Value of 1,280.00 (the closing level of the Index on June 30, 2008) and a range of hypothetical highest and lowest closing levels of the Index during the Valuation Period:

•	the percentage change from the hypothetical Starting Value to the hypothetical highest or lowest (as applicable) closing level of the Index during the Valuation Period;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.38% per annum, as more fully described below.

The table below assumes a Range of 1,075.20 to 1,484.80, or 84.0% to 116.0% of the Starting Value, the midpoints of the expected Range of 82.0% to 86.0% and 114.0% to 118.0%, respectively.

Hypothetical Highest or Lowest (as applicable) Closing Level of the Index during the Valuation Period	Percentage change from the hypothetical Starting Value to the hypothetical Highest and Lowest (as applicable) Closing Level of the Index during the Valuation Period	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
768.00	–40.00%	10.00	0.00%	0.00%	–42.47%
832.00	–35.00%	10.00	0.00%	0.00%	–36.19%
896.00	–30.00%	10.00	0.00%	0.00%	–30.14%
960.00	–25.00%	10.00	0.00%	0.00%	–24.30%
1,024.00	–20.00%	10.00	0.00%	0.00%	–18.65%
1,068.80	–16.50%	10.00 (4)	0.00%	0.00%	–14.79%
1,088.00	–15.00%	11.00 (5)	10.00%	9.76%	–13.17%
1,152.00	–10.00%	11.00 (5)	10.00%	9.76%	–7.84%
1,216.00	–5.00%	11.00 (5)	10.00%	9.76%	–2.66%
1,280.00 (3)	0.00%	11.00 (5)	10.00%	9.76%	2.39%
1,344.00	5.00%	11.00 (5)	10.00%	9.76%	7.31%
1,408.00	10.00%	11.00 (5)	10.00%	9.76%	12.12%
1,472.00	15.00%	11.00 (5)	10.00%	9.76%	16.83%
1,491.20	16.50%	10.00 (4)	0.00%	0.00%	18.22%
1,536.00	20.00%	10.00	0.00%	0.00%	21.43%
1,600.00	25.00%	10.00	0.00%	0.00%	25.94%
1,664.00	30.00%	10.00	0.00%	0.00%	30.37%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from July 1, 2008 to July 1, 2009, a term expected to be similar to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical highest and lowest (as applicable) closing level of the Index during the Valuation Period;
(b)	a constant dividend yield of 2.38% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical highest and lowest (as applicable) closing level of the Index during the Valuation Period; and
(c)	no transaction fees or expenses.
(3)	This is the hypothetical Starting Value, the closing level of the Index on June 30, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(4)	The amount you receive on the maturity date will not be less than $10.00 per unit and will not be greater than $11.00 per unit.
(5)	This assumes that the closing level of the Index was within both the high and low ends of the Range on each Index Business Day during the Valuation Period.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, the highest and lowest closing levels of the Index during the Valuation Period, the Range and the term of your investment.

Adjustments to the Index

If at any time Standard & Poor’s makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred. In the event the Calculation Agent makes any such adjustment to the Index, any determination as to whether the Index, as so adjusted, is above or below the Range will be based on this closing level.

Discontinuance of the Index

If Standard & Poor’s discontinues publication of the Index and Standard & Poor’s or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Standard & Poor’s or any other entity for the Index. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Standard & Poor’s discontinues publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any day during the Valuation Period,

the Calculation Agent will, at the close of business on each date that the closing level of the Index is to be calculated, compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists. In such event, any determination as to whether the Index, as so calculated, is above or below the Range will be based on this closing level.

If Standard & Poor’s discontinues publication of the Index before the Valuation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Valuation Date; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will, at the close of business on each date that the closing level of the Index is to be calculated, determine the level that would be used in determining the Redemption Amount as described in the preceding paragraph as if that day were the Valuation Date. In such event, any determination as to whether the Index, as so calculated, is above or below the Range will be based on this closing level. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10.00 original public offering price per unit, will be equal to the Redemption Amount, per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Index is published by Standard & Poor’s and is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of May 31, 2008 423 companies or 84.1% of the market capitalization of the Index traded on the NYSE; 77 companies or 15.9% of the market capitalization of the Index traded on The Nasdaq Stock Market; and no companies traded on the AMEX. As of May 31, 2008, the aggregate market value of the 500 companies included in the Index represented approximately 74% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of May 31, 2008 indicated in parentheses: Consumer Discretionary (8.5%); Consumer Staples (10.5%); Energy (14.3%); Financials (15.9%); Health Care (11.4%); Industrials (11.7%); Information Technology (16.6%); Materials (3.7%); Telecommunication Services (3.5%); and Utilities (3.7%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

Computation of the Index

While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date of the Notes.

Historically, the market value of any underlying stocks included in the Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology: the level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the “base period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs.

To prevent the level of the Index from changing due to these corporate actions, all corporate actions which affect the level of the Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value of an individual company, the level of the Index remains constant. This helps maintain the level of the Index as an accurate barometer of stock market performance and ensures that the movement of the Index is not caused by the corporate action of an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require index divisor adjustments.

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

Historical Data on the Index

The following table sets forth the closing level of the Index at the end of each month in the period from January 2003 through June 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On June 30, 2008, the closing level of the Index was 1,280.00.

	2003	2004	2005	2006	2007	2008
January	855.70	1,131.13	1,181.27	1,280.08	1,438.24	1,378.55
February	841.15	1,144.94	1,203.60	1,280.66	1,406.82	1,330.63
March	848.18	1,126.21	1,180.59	1,294.83	1,420.86	1,322.70
April	916.92	1,107.30	1,156.85	1,310.61	1,482.37	1,385.59
May	963.59	1,120.68	1,191.50	1,270.09	1,530.62	1,400.38
June	974.50	1,140.84	1,191.33	1,270.20	1,503.35	1,280.00
July	990.31	1,101.72	1,234.18	1,276.66	1,455.27
August	1,008.01	1,104.24	1,220.33	1,303.82	1,473.99
September	995.97	1,114.58	1,228.81	1,335.85	1,526.75
October	1,050.71	1,130.20	1,207.01	1,377.94	1,549.38
November	1,058.20	1,173.82	1,249.48	1,400.63	1,481.14
December	1,111.92	1,211.92	1,248.29	1,418.30	1,468.36

The following graph sets forth the monthly historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

The following table sets forth the highest and lowest closing levels of the Index for each month in the period from January 2003 through June 2008. This historical data on the Index should not be taken as an indication of the future performance of the Index or what the value of the Notes may be.

	2003		2004		2005		2006		2007		2008
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	931.66	844.61	1,155.37	1,108.48	1,202.08	1,163.75	1,294.18	1,261.49	1,440.13	1,409.71	1,447.16	1,310.50
February	860.32	817.37	1,157.76	1,126.52	1,211.37	1,184.16	1,294.12	1,254.78	1,459.68	1,399.04	1,395.42	1,326.45
March	895.79	800.73	1,156.86	1,091.33	1,225.31	1,165.36	1,307.25	1,272.23	1,437.50	1,374.12	1,352.99	1,273.37
April	919.02	858.48	1,150.57	1,107.30	1,191.14	1,137.50	1,311.56	1,285.33	1,495.42	1,424.55	1,397.84	1,328.32
May	963.59	916.30	1,121.53	1,084.10	1,198.78	1,154.05	1,325.76	1,256.58	1,530.62	1,486.30	1,426.63	1,375.93
June	1,011.66	967.00	1,144.06	1,116.64	1,216.96	1,190.69	1,288.22	1,223.69	1,539.18	1,490.72	1,404.05	1,278.38
July	1,007.84	978.80	1,128.94	1,084.07	1,243.72	1,194.44	1,280.19	1,234.49	1,553.08	1,455.27
August	1,008.01	965.46	1,107.77	1,063.23	1,245.04	1,205.10	1,304.28	1,265.95	1,497.49	1,406.70
September	1,039.58	995.97	1,129.30	1,103.52	1,241.48	1,210.20	1,339.15	1,294.02	1,531.38	1,451.70
October	1,050.71	1,018.22	1,142.05	1,094.81	1,226.70	1,176.84	1,389.08	1,331.32	1,565.15	1,500.63
November	1,059.02	1,033.65	1,184.17	1,130.51	1,268.25	1,202.76	1,406.09	1,364.30	1,520.27	1,407.22
December	1,111.92	1,059.05	1,213.55	1,177.07	1,272.74	1,248.29	1,427.09	1,396.71	1,515.96	1,445.90

The following graph sets forth the monthly high and low historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of future performance of the Index.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculation agent, the holders of the Notes or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this index supplement or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this index supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “Certain United States Federal Income Tax Considerations” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, entities that are classified as partnerships, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

Cash Method U.S. Holders. The amount payable at maturity with respect to a Note in excess of the principal amount thereof, if any, should generally be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable at maturity is received by the U.S. Holder. Upon the sale or exchange of a Note prior to maturity, a U.S. Holder who uses the cash method of accounting generally should recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s tax basis in the Note. Such a U.S. Holder’s tax basis in a Note generally should equal such U.S. Holder’s initial investment in the Note. Such gain or loss generally would be short-term capital gain or loss. However, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of such sale or exchange.

Accrual Method U.S. Holders. U.S. Holders who use the accrual method of tax accounting, and certain other U.S. Holders including banks and dealers in securities, should be required to accrue original issue discount on a Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Note. Upon maturity of a Note, to the extent that the actual yield on the Note (i.e., the Redemption Amount) differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount (or as an ordinary loss). Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder who uses the accrual method of accounting generally should recognize short-term capital gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Note increased by any original issue discount included in income by the U.S. Holder.

Unrelated Business Taxable Income

Section 511 of Internal Revenue Code of 1986, as amended (the “Code”) generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-15
Calculation Agent	PS-7
Contingent Supplemental Payment	PS-4
Index	PS-3
Index Business Day	PS-4
Market Disruption Event	PS-13
Notes	PS-1
Pricing Date	PS-3
Range	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-15
Valuation Date	PS-4
Valuation Period	PS-4

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Barrier Notes

Linked to the S&P 500® Index

due August    , 2009

(the “Notes”)

$10.00 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

July    , 2008